ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number 20070134852-92
Ross Miller Secretary of State State of Nevada	Filing Date and Time 02/27/2007 9:15 AM
	Entity Number E0042992005-6

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Shea Development Corp.

2. The articles have been amended as follows (provide article numbers, if available):

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 800,000,000 shares of Common Stock, $0.001 par value per share ("Common Stock"), and (ii) 20,000,000 shares of Preferred Stock, $0.001 par value per share ("Preferred Stock"). The Corporation may from time to time issue said shares for such consideration as the Board of Directors may fix. The Board of Directors of the Corporation is hereby expressly authorized, by resolution or resolutions from time to time adopted, to provide, out of the unissued shares of Preferred Stock, for the issuance of the Preferred Stock in one or more classes or series. Before any shares of any such class or series be issued, the Board of Directors shall fix and state, and hereby is expressly empowered to fix, by resolution or resolutions, the designations, preferences, and relative, participating, optional or other special rights of the shares of each such series, and the qualifications, limitations or restrictions thereon.

Continued on Attachment A.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: 59.44%

4. Effective date of filing (optional): 3/2/07
(must not be later than 90 days after the certificate is filed)

5. Officer Signature **(Required)**: X [signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Shea Development Corp.'s Attachment
to its Certificate of Amendment

Paragraph 2 continued:

Every 12.2 outstanding shares of Common Stock shall without further action by this Corporation or the holder thereof be combined into and automatically become one share of Common Stock. The number of authorized shares of Common Stock of the Corporation and the par value of the Common Stock shall remain as set forth in this Certificate of Incorporation, as amended. No fractional share shall be issued in connection with the foregoing combination. All fractional shares shall be rounded up to the next whole number of shares. The capital of the Corporation will not be reduced under or by reason of any amendment herein certified.